UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT DECISIONS

APPROVED BY THE SHAREHOLDERS’ MEETING

Bogotá D.C., March 26, 2021 – Avianca Holdings S.A. (OTCUS: AVHOQ, BVC: PFAVH) (“Avianca Holdings” or the “Company”) informs that at the ordinary shareholders’ meeting of the Company held on March 26, 2021 (the “Meeting”), the following matters were unanimously approved by the shareholders present at the Meeting, who represented 99.99% of the issued and outstanding common shares with voting rights of the Company:

1.	The Corporate Annual Report for the fiscal year ending December 31, 2020.

2.	The Financial Statements of the Company for the fiscal year ending December 31, 2020.

3.	The proposal to not distribute any dividends for the fiscal year ending December 31, 2020 as presented by the Company’s management, as previously announced to the market on March 3 and 20, 2021.

4.

The amendment of the Company’s Articles of Incorporation (the “Pacto”), which consisted of: (i) decreasing the minimum number of members of the Board of Directors from eleven (11) to seven (7); (ii) amending article 14 of the Pacto in order to clarify the positions of President/CEO, Treasurer/CFO and Secretary of the Company; and (iii) the elimination of the position of “Alternate Directors” and “Alternate Officers,” as well as any reference to them in the Pacto. These amendments to the Pacto shall be effective as of March 26, 2021.

5.	The appointment of the following members of the Board of Directors for the period between March 2021 and March 2022:

Independent Directors	Non – Independent Directors
Oscar Dario Morales	José Gurdian
Richard Schifter	Roberto Kriete
Jairo Burgos De la Espriella
Fabio Villegas
James P. Leshaw
Álvaro Jaramillo
Rodrigo Salcedo

Furthermore, the Meeting was duly informed of the following matters: the (i) Company’s Corporate Governance Report for the fiscal year 2020 and (ii) External Auditor’s Report.

For further information, please contact:

Investor Relations Contact

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

+(571) (5877700)

Media Contacts

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

(212) 355-4449

Alejandra Aljure, LLYC

aaljure@llorenteycuenca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary